UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2010

Commission File Number: 001-31368

SANOFI-AVENTIS

(Translation of registrant’s name into English)

174, avenue de France, 75013 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

In March 2010, sanofi-aventis issued the press releases attached hereto as Exhibits 99.1 to 99.5 which are incorporated herein by reference.

Exhibit List

Exhibit No.	Description

Exhibit 99.1	Press release dated February 19, 2010: Sanofi Pasteur’s A(H1N1) Vaccine HUMENZA®* recommended by European Medicines Agency.

Exhibit 99.2	Press release dated March 2, 2010: Board of Directors of sanofi-aventis.

Exhibit 99.3	Press release dated March 4, 2010: Cabazitaxel increased survival for patients with advanced hormone-refractory prostate cancer.

Exhibit 99.4	Press release dated March 9, 2010: Sanofi-aventis and Merck to create a global leader in Animal Health.

Exhibit 99.5	Press release dated March 11, 2010: Sanofi-aventis successfully completes the acquisition of Chattem, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 11, 2010	SANOFI-AVENTIS

	By	/S/ John Felitti
		Name:	John Felitti
		Title:	Associate Vice President,
Corporate Law, Financial & Securities Law

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press release dated February 19, 2010: Sanofi Pasteur’s A(H1N1) Vaccine HUMENZA®* recommended by European Medicines Agency.

Exhibit 99.2	Press release dated March 2, 2010: Board of Directors of sanofi-aventis.

Exhibit 99.3	Press release dated March 4, 2010: Cabazitaxel increased survival for patients with advanced hormone-refractory prostate cancer.

Exhibit 99.4	Press release dated March 9, 2010: Sanofi-aventis and Merck to create a global leader in Animal Health.

Exhibit 99.5	Press release dated March 11, 2010: Sanofi-aventis successfully completes the acquisition of Chattem, Inc.